UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

United States Lime & Minerals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911922102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911922102

1	Names of Reporting Persons Robert S. Beall

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 179,357

	6	Shared Voting Power 1,600

	7	Sole Dispositive Power 179,357

	8	Shared Dispositive Power 1,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person 180,957

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 2.88%

12	Type of Reporting Person (See Instructions) IN – Individual

Item 1(a)	Name of Issuer: United States Lime & Minerals, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5429 LBJ Freeway, Suite 230, Dallas, TX 75240

2(a)	Name of Person Filing: Robert S. Beall
(b)	Address or Principal Business Office or, if none, Residence: 5300 Miramar Lane, Colleyville, TX 76034
2(c)	Citizenship: United States
2(d)	Title of Class of Securities: Common Stock
2(e)	CUSIP No.: 911922102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 180,957
	(b)	Percent of class: 2.88%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 179,357.
		(ii)	Shared power to vote or to direct the vote: 1,600.
		(iii)	Sole power to dispose or to direct the disposition of 179,357.
		(iv)	Shared power to dispose or to direct the disposition of: 1,600.

Item 5.	Ownership of 5 Percent or Less of a Class.
The reporting person now owns 5 percent or less of the common stock of United States Lime & Minerals, Inc.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

(a) The following certification shall be included if the statement is filed pursuant to §240.13d—1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012	By:	Robert S. Beall

	By:	/s/ Robert S. Beall
	Name:	Robert S. Beall